UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AIRNET COMMUNICATIONS CORPORATION

(Name of Subject Company (Issuer))

AIRNET COMMUNICATIONS CORPORATION

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00941P 40 3

(CUSIP Number of Class of Securities) (Underlying Common Stock)

Stuart P. Dawley, Esq.

Vice President, General Counsel and Secretary

AirNet Communications Corporation

3950 Dow Road

Melbourne, Florida 32934

(321) 984-1990

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John G. Igoe, Esq.

Edwards Angell Palmer & Dodge, LLP

One North Clematis Street, Suite 400

West Palm Beach, Florida 33401

(561) 833-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$843,012	$90.20**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 791,560 shares of AirNet common stock, representing all options eligible to be amended pursuant to the Offer, will be so amended. The aggregate value of the options was calculated by reference to the aggregate value (based upon the average of the high and low trading price on November 28, 2005) of the underlying common stock. The amount of the filing fee equals $107.70 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be relied upon for any other purpose.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 to Schedule TO (“Amendment No. 2”) is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 30, 2005 (the “Schedule TO”), as amended December 20, 2005, relating to the offer (the “Offer”) by AirNet Communications Corporation (“AirNet”) to amend, at the election of the applicable optionholder, certain options to purchase AirNet common stock granted under AirNet’s 1999 Equity Incentive Plan, as amended (the “Plan”) that (a) were granted to eligible optionholders after August 1, 2003, (b) have an exercise price of either $0.10 or $1.10, (c) vest or vested after December 31, 2004, and (d) are still outstanding on the date the Offer expires (the “Eligible Options”). This amendment’s sole purpose is to report the results of the Offer.

Item 4. Terms of the Transaction.

Item 4 is hereby amended to add the following:

The Offer expired at 5:00 p.m. on December 29, 2005. Pursuant to the Offer, Eligible Options to purchase 761,226 shares of AirNet’s common stock were tendered for amendment in the Offer. AirNet accepted for amendment all Eligible Options tendered. Of those options, 626,655 were tendered by AirNet executive officers holding Eligible Options, and 34,165 were tendered by non-management directors.

Item 12. Exhibits.

(a)(1)(i)	Offering Memorandum dated November 30, 2005 *

(a)(1)(ii)	Form of Election Form *

(a)(1)(iii)	Form of Notice of Change of Election *

(a)(1)(iv)	E-mail communication to AirNet Communications Corporation employees dated November 30, 2005 *

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; Additional Grants; Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2). *

(a)(3)-(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)	Amended and Restated AirNet Communications Corporation 1999 Equity Incentive Plan effective October 21, 2005 *

(d)(2)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (with date certain alternative) *

(d)(3)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (without date certain alternative) *

(d)(4)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (for Grandfathered Options vested in 2004) *

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

AirNet Communications Corporation

Date: December 29, 2005	/s/ Stuart P. Dawley
Stuart P. Dawley
Vice President, General Counsel, Investor Relations Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offering Memorandum, dated November 30, 2005 *

(a)(1)(ii)	Form of Election Form *

(a)(1)(iii)	Form of Notice of Change of Election *

(a)(1)(iv)	E-mail communication to AirNet Communications Corporation employees dated November 30, 2005 *

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; Additional Grants; Extraordinary Transactions; No Recommendation”) is incorporated by reference herein. *

(a)(3)-(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)	Amended and Restated AirNet Communications Corporation 1999 Equity Incentive Plan effective October 21, 2005 *

(d)(2)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (with date certain alternative) *

(d)(3)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (without date certain alternative) *

(d)(4)	Form of AirNet Communications Corporation 1999 Equity Incentive Plan Amendment to Stock Option Letter Agreement for Employees (for Grandfathered Options vested in 2004) *

*	Previously filed.